August 07, 2007

VIA EDGAR AND FEDERAL EXPRESS

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 4561

Attention:

Mark P. Schuman, Branch Chief- Legal

Re:

IDI Global, Inc. (the "Registrant")

Registration Statement on Form SB-2

File No. 333-127220

Originally Filed August 5, 2005

Amendment Filed on December 21, 2005

Registration Statement on Form SB-2

File No. 333-132723

Originally Filed March 24, 2006

Dear Mr. Schuman:

In response to your letter dated July 30, 2007, and pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), IDI Global, Inc. (“the Registrant”), hereby requests the consent of the Securities and Exchange Commission (the Commission") to the withdrawal of two Registration Statements on Form SB-2: File No. 333-127220, originally filed August 5, 2005, and amended on December 21, 2005 (the “2005 Registration Statement”) and File No. 333-132723, originally filed March 24, 2006 (the “2006 Registration Statement”), together  with  all  exhibits  and  amendments thereto  (collectively,  the "Registration  Statements").

In the 2005 Registration Statement, the registrant sought to register the resales by three selling shareholders of shares of the Registrant’s common stock issued in connection with transactions and agreements described more fully in the 2005 Registration Statement.  The Registrant was required, under a registration rights agreement, to register the resales by these selling shareholders.

In the 2006 Registration statement, the registrant sought to register the resales by one selling shareholder of shares of the Registrant’s common stock issued in connection with transactions and agreements described more fully in the 2006 Registration Statement.  The Registrant was required, under a registration rights agreement, to register the resales by this selling shareholder.

There was no circulation of preliminary prospectuses in connection with either the 2005 Registration Statement or the 2006 Registration Statement.  Neither the 2005 Registration Statement nor the 2006 Registration Statement was declared effective by the Commission.  Finally, and none of the Registrant’s securities were sold pursuant to either the 2005 Registration Statement or the 2006 Registration Statement.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the two Registration Statements is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.  With respect to the 2005 Registration Statement, the Registrant has filed bankruptcy, and the selling shareholders in the 2005 Registration Statement have substantial claims against the Registrant which are not in connection with their shares or the effectiveness of the Registration Statement.  With respect to the 2006 Registration Statement, the Company has entered into an agreement to settle outstanding litigation and disputes with the selling shareholder whereunder the selling shareholder has agreed to return to the Registrant its shares of the Registrant’s common stock and to waive its rights to acquire additional shares.  As such the question of effectiveness of the 2006 Registration Statement has become moot.

Moreover, as noted in your letter of July 30, 2007, it has been more than nine months since the Registrant either amended or filed the Registration Statements, and the Registration Statements are now out of date.  Although the Registrant is currently reviewing its options with respect to its obligations to the selling shareholders in the two Registration Statements, the Registration Statements are out of date.  For these reasons, the Registrant has determined it to be in its best interest to seek withdrawal of the two Registration Statements.

As the Registration Statements related only to the resales by named selling shareholders, and because of the reasons stated above, the Registrant believes that it is consistent with the public interest and protection of the Registrant’s investors to withdraw the Registration Statements.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the each of the Registration Statements as soon as possible.

Please fax a copy of the order to the Registrant's office to the attention of Kevin Griffith, President and CEO, at 1-888-465-5447.  If you have any questions or comments relating to this request for withdrawal, please contact Jeffrey M. Jones Esq., counsel for the Registrant, at 801-415-3000.

Sincerely,

IDI GLOBAL, INC.

By:  /s/ Kevin R. Griffith

Kevin R. Griffith

President and CEO

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